United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On May 11st, 2017, at 4:00 pm, met, extraordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia (by conference call), Denise Pauli Pavarina (by conference call), Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, and the alternate Mr. Yoshitomo Nishimitsu, and also Mr. Clovis Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “REELECTION OF EXECUTIVE OFFICERS OF VALE — The Board of Directors approved the reelection of: (i) CLOVIS TORRES JUNIOR, Brazilian, married, lawyer, bearer of the Identity card #127987 issued by OAB/RJ, enrolled at CPF/MF under number 423.522.235-04, Executive Officer responsible for Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax; (ii) GERD PETER POPPINGA, Brazilian, married, geologist, bearer of the identity card number 04.111.521-3 issued by DETRAN/RJ, enrolled at CPF/MF under number 604.856.637-91, as Executive Officer responsible for Ferrous; (iii) JENNIFER ANNE MAKI, Canadian, single, accountant, bearer of Canadian passport #HG795998, enrolled at CPF/MF under number 063.119.857-13, as Executive Officer responsible for Base Metals; (iv) LUCIANO SIANI PIRES, Brazilian, married, mechanics engineer, bearer of the identity card number 07670915-3 issued by IFP/RJ, enrolled at CPF/MF under number 013.907.897-56, as Executive Officer responsible for Finance; e (v) ROGER ALLAN DOWNEY, Brazilian, married, administrator, bearer of the identity card number 13169366-5 issued by IFP/RJ, enrolled at CPF/MF under number 623.291.626-34, as Executive Officer responsible for Fertilizers, Coal and Strategy, all of them with commercial address at Rua Almirante Guilhem 378, at the City of Rio de Janeiro, RJ. The Executive Officers elected herein, with a two-year term, effective from May 26, 2017, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Moreover, pursuant to Article 14, section III of the By-Laws, the Directors approved that the

Executive Officer LUCIANO SIANI PIRES may also fill the role of Investor Relations. Therefore, the composition of the Executive Officers Board as of May 26, 2017, becomes the following: Fabio Schvartsman, as Chairman, and the Executive Officers Clovis Torres Junior, Gerd Peter Poppinga, Jennifer Anne Maki, Luciano Siani Pires and Roger Allan Downey.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 11st May, 2017.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 12, 2017		Director of Investor Relations